The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 17, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on August 13, 2012.

Pursuant to the terms of the Preferred
Share Purchase Rights of Gaylord
Entertainment Company., the Rights expired and became null and void on August 13, 2012.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on August 13, 2012.